Exhibit 99.2

Royal Dutch Shell plc

Three and nine month periods ended September 30, 2018

Unaudited Condensed Interim Financial Report

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ROYAL DUTCH SHELL PLC 3RD QUARTER 2018 AND NINE MONTHS UNAUDITED RESULTS

SUMMARY OF UNAUDITED RESULTS

Quarters				$ million		Nine months
Q3 2018	Q2 2018	Q3 2017%[1]			Definition	2018	2017	%
5,839	6,024	4,087	+43	Income/(loss) attributable to shareholders		17,762	9,170	+94
5,570	5,226	3,698	+51	CCS earnings attributable to shareholders	Note 2	16,499	8,999	+83
(54)	535	(405)		Of which: Identified items	A	783	(2,462)

5,624	4,691	4,103	+37	CCS earnings attributable to shareholders excluding identified items		15,716	11,461	+37
169	121	105		Add: CCS earnings attributable to non-controlling interest		411	324

5,793	4,812	4,208	+38	CCS earnings excluding identified items		16,127	11,785	+37
				Of which:
2,292	2,305	1,282		Integrated Gas		7,036	3,632
1,886	1,457	562		Upstream		4,894	1,441
2,010	1,660	2,668		Downstream		5,436	7,686
(395)	(610)	(304)		Corporate		(1,239)	(974)

12,092	9,500	7,582	+59	Cash flow from operating activities		31,064	28,375	+9
(4,082)	29	(3,912)		Cash flow from investing activities		(8,347)	(7,364)
8,010	9,529	3,670		Free cash flow	H	22,717	21,011

0.70	0.72	0.50	+40	Basic earnings per share ($)		2.14	1.12	+91
0.67	0.63	0.45	+49	Basic CCS earnings per share ($)	B	1.99	1.10	+81
0.68	0.56	0.50	+36	Basic CCS earnings per share excl. identified items ($)		1.89	1.40	+35

0.47	0.47	0.47	—	Dividend per share ($)		1.41	1.41	—

1.	Q3 on Q3 change.

CCS earnings attributable to shareholders excluding identified items were $5.6 billion, compared with $4.1 billion in the third quarter 2017. Earnings primarily benefited from increased realised oil, gas and LNG prices as well as higher contributions from trading in Integrated Gas, partly offset by lower margins in Downstream, higher deferred tax charges in Upstream and adverse currency exchange effects.

Cash flow from operating activities for the third quarter 2018 was $12.1 billion, which included negative working capital movements of $2.6 billion, compared with $7.6 billion in the third quarter 2017, which included negative working capital movements of $1.3 billion1. Excluding working capital movements, cash flow from operations of $14.7 billion mainly reflected increased earnings and higher dividends received.

Total dividends distributed to shareholders in the quarter were $3.9 billion. In October, the first tranche of the share buyback programme was completed, with almost 61 million A ordinary shares bought back for cancellation for an aggregate consideration of $2.0 billion. Today, Shell launches the second tranche of the share buyback programme, with a maximum aggregate consideration of $2.5 billion in the period up to and including January 28, 2019.

Royal Dutch Shell Chief Executive Officer Ben van Beurden commented:

“Good operational delivery across all Shell businesses produced one of our strongest-ever quarters, with cash flow from operations of $14.7 billion, excluding working capital movements. Our strong financial performance allowed us to cover the cash dividend, interest payments, share buybacks and to further pay down debt.

Our strategy remains on track. We have completed the first tranche of share buybacks, in line with our intention to purchase $25 billion of our shares by the end of 2020, and today I’m pleased to announce the second tranche. Meanwhile, the transformation of our portfolio continued, with further divestments of non-strategic assets and the final investment decision on LNG Canada.”

[1]	Revised from negative working capital movements of $2.5 billion. See Note 7 and Definition I.

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ADDITIONAL PERFORMANCE MEASURES

Quarters				$ million		Nine months
Q3 2018	Q2 2018	Q3 2017%[1]			Definition	2018	2017	%
5,830	5,771	5,742		Capital investment	C	16,784	17,228
613	2,502	1,365		Divestments	D	4,403	10,866

3,596	3,442	3,657	-2	Total production available for sale (thousand boe/d)		3,625	3,634	—

68.38	66.24	47.06	+45	Global liquids realised price ($/b) [2]		65.19	47.03	+39
4.92	4.86	4.25	+16	Global natural gas realised price ($/thousand scf) [2]		4.91	4.30	+14

9,312	10,006	9,477	-2	Operating expenses	G	29,037	28,307	+3
9,248	9,844	9,197	+1	Underlying operating expenses	G	28,878	27,717	+4

8.7%	8.1%	5.0%		ROACE	E	8.7%	5.0%
7.1%	6.5%	4.6%		ROACE (CCS basis excluding identified items)	E	7.1%	4.6%

23.1%	23.6%	25.7%		Gearing[3]	F	23.1%	25.7%

1.	Q3 on Q3 change.
2.	Following a reassessment, second and first quarter 2018 (liquids realised price) and the four quarters 2017 (natural gas realised price) have been revised.
3.	With effect from 2018, the net debt calculation has been amended (see Definition F). Gearing as previously published at September 30, 2017 was 25.4%.

Supplementary financial and operational disclosure for this quarter is available at www.shell.com/investor.

THIRD QUARTER 2018 PORTFOLIO DEVELOPMENTS

Integrated Gas

In October, Shell and its partners announced a final investment decision on LNG Canada (Shell interest 40%). Construction has started, and first LNG is expected before the middle of the next decade.

Upstream

During the quarter, Shell and its partner Chevron won a 35-year production-sharing contract for the Saturno pre-salt block located off the coast of Brazil in the Santos Basin (Shell interest 50%).

In October, Shell announced the sale of its 36.8% non-operating interest in the Danish Underground Consortium to Norwegian Energy Company ASA, for a consideration of $1.9 billion, with an effective date of January 1, 2017.

In October, Shell and its partners announced first production at the Lula Extreme South deep-water development in the Brazilian pre-salt Santos Basin (Shell pre-unitisation interest 25%).

Downstream

In October, Shell completed the sale of its Downstream business in Argentina to Raízen. The business acquired by Raízen will continue the relationship with Shell through various commercial agreements, including long-term brand licence agreements as well as products supply and offtake contracts.

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PERFORMANCE BY SEGMENT

INTEGRATED GAS

Quarters				$ million	Nine months
Q3 2018	Q2 2018	Q3 2017%[1]			2018	2017	%
2,116	3,358	1,217	+74	Segment earnings	7,865	4,230	+86
(176)	1,053	(65)		Of which: Identified items (Definition A)	829	598
2,292	2,305	1,282	+79	Earnings excluding identified items	7,036	3,632	+94

3,320	2,950	1,742	+91	Cash flow from operating activities	8,831	5,644	+56

862	804	1,148	-25	Capital investment (Definition C)	2,977	2,784	+7

208	223	226	-8	Liquids production available for sale (thousand b/d)	214	194	+10
4,156	4,243	4,496	-8	Natural gas production available for sale (million scf/d)	4,267	3,836	+11

924	954	1,001	-8	Total production available for sale (thousand boe/d)	950	856	+11
8.18	8.46	8.45	-3	LNG liquefaction volumes (million tonnes)	25.54	24.72	+3

17.27	17.97	16.97	+2	LNG sales volumes (million tonnes)	53.82	48.89	+10

1.	Q3 on Q3 change.

Third quarter identified items primarily reflected impairments of $131 million, mainly related to Shell’s investment in a joint venture. Other identified items mainly comprised a loss of $48 million related to the fair value accounting of commodity derivatives, as well as a gain of $26 million on sale of assets.

Compared with the third quarter 2017, Integrated Gas earnings excluding identified items benefited from higher realised oil, gas and LNG prices, as well as higher trading margins from LNG cargo diversions. This was partly offset by a decrease in production, which was 8% lower than in the third quarter 2017, mainly due to higher maintenance activity. LNG liquefaction volumes were 3% lower, largely driven by divestments.

Cash flow from operating activities included negative working capital movements of $421 million, compared with negative movements of $58 million2 in the same quarter a year ago. Cash flow from operating activities excluding working capital movements increased compared with the same quarter a year ago, mainly as a result of higher earnings.

Nine months identified items primarily reflected a net gain of $904 million on sale of assets, mainly related to divestments in Thailand and India. Identified items also included impairments of $181 million, mainly driven by Shell’s investment in a joint venture, as well as a gain on fair value accounting of commodity derivatives of $160 million.

Compared with the first nine months of 2017, Integrated Gas earnings excluding identified items benefited from increased realised oil, gas and LNG prices, as well as a stronger contribution from trading and higher volumes. This was partly offset by higher operating expenses. Total production increased by 11%, mainly due to lower maintenance activity and the ramp-up of new fields. LNG liquefaction volumes were 3% higher, compared with the first nine months of 2017, mainly as a result of increased feedgas availability, partly offset by divestments.

Cash flow from operating activities included negative working capital movements of $853 million, compared with negative movements of $297 million3 in the same period last year. Cash flow from operating activities excluding working capital movements increased compared with the same period a year ago as a result of higher earnings, partly offset by cash margining on derivatives and higher tax payments.

[2]	Revised from negative working capital movements of $532 million. See Note 7 and Definition I.
[3]	Revised from negative working capital movements of $1,255 million. See Note 7 and Definition I.

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UPSTREAM

Quarters				$ million	Nine months
Q3 2018	Q2 2018	Q3 2017%[1]			2018	2017	%
2,249	1,094	575	+291	Segment earnings	5,197	(499)	+1,141
363	(363)	13		Of which: Identified items (Definition A)	303	(1,940)
1,886	1,457	562	+236	Earnings excluding identified items	4,894	1,441	+240

6,663	5,528	4,222	+58	Cash flow from operating activities	15,792	12,572	+26

3,037	3,021	2,805	+8	Capital investment (Definition C)	8,537	10,163	-16

1,602	1,507	1,626	-1	Liquids production available for sale (thousand b/d)	1,561	1,650	-5
6,206	5,687	5,974	+4	Natural gas production available for sale (million scf/d)	6,461	6,546	-1

2,672	2,488	2,656	+1	Total production available for sale (thousand boe/d)	2,675	2,778	-4

1.	Q3 on Q3 change.

Third quarter identified items were primarily driven by impairment movements mainly in North America, which resulted in an overall reversal of $381 million. This included an impairment reversal of $912 million for a shale asset, partly offset by an impairment charge of $515 million for an offshore asset. Identified items also comprised a net gain of $115 million on sale of assets, mainly related to divestments in the UK, as well as a charge of $108 million associated with the impact of the weakening Brazilian real on a deferred tax position.

Compared with the third quarter 2017, Upstream earnings excluding identified items reflected higher realised oil and gas prices as well as lower depreciation. These were partly offset by negative movements in deferred tax positions, which included impacts arising from changes in the upstream fiscal regime in Brazil, as well as a provision for unitisation settlements related to pre-salt assets in Brazil. Total production increased by 1% compared with the third quarter 2017, mainly driven by new field start-ups and ramp-ups, partly offset by divestments. Excluding portfolio impacts, production was 4% higher than in the same quarter a year ago.

Cash flow from operating activities included negative working capital movements of $631 million, compared with negative movements of $495 million4 in the same quarter a year ago. Cash flow from operating activities excluding working capital movements increased compared with the same quarter a year ago as a result of higher earnings, partly offset by higher tax payments.

Nine months identified items primarily reflected a net gain of $1,306 million on sale of assets, primarily related to divestments in Iraq, Malaysia and Oman. This was partly offset by a net charge of $665 million associated with the impact of the weakening Brazilian real on a deferred tax position, as well as a net impairment charge of $285 million, mainly related to assets in North America and deep-water rig joint ventures.

Compared with the first nine months of 2017, Upstream earnings excluding identified items benefited from higher realised oil and gas prices and lower depreciation, partly offset by negative movements in deferred tax positions and lower volumes. Production was 4% lower, mainly due to divestments and field decline, partly offset by new fields start-ups and ramp-ups. Excluding portfolio impacts, production increased by 3%.

Cash flow from operating activities included negative working capital movements of $976 million, compared with negative movements of $414 million5 in the same period last year. Cash flow from operating activities excluding working capital movements increased compared with the first nine months of 2017 mainly as a result of stronger earnings, partly offset by higher tax payments.

[4]	Revised from negative working capital movements of $627 million. See Note 7 and Definition I.
[5]	Revised from negative working capital movements of $757 million. See Note 7 and Definition I.

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DOWNSTREAM

Quarters				$ million	Nine months
Q3 2018	Q2 2018	Q3 2017%[1]			2018	2017	%
1,709	1,168	2,405	-29	Segment earnings[2]	4,683	7,142	-34
(301)	(492)	(263)		Of which: Identified items (Definition A)	(753)	(544)
2,010	1,660	2,668	-25	Earnings excluding identified items[2]	5,436	7,686	-29
				Of which:
1,473	1,102	2,018	-27	Oil Products	3,656	5,576	-34
424	114	891	-52	Refining & Trading	679	2,366	-71
1,049	988	1,127	-7	Marketing	2,977	3,210	-7
537	558	650	-17	Chemicals	1,780	2,110	-16

1,037	990	949	+9	Cash flow from operating activities	5,134	9,780	-48

1,860	1,908	1,743	+7	Capital investment (Definition C)	5,137	4,208	+22

2,675	2,557	2,592	+3	Refinery processing intake (thousand b/d)	2,623	2,566	+2

6,697	6,745	6,557	+2	Oil products sales volumes (thousand b/d)	6,742	6,511	+4

4,145	4,875	4,540	-9	Chemicals sales volumes (thousand tonnes)	13,534	13,551	—

1.	Q3 on Q3 change.
2.	Earnings are presented on a CCS basis (See Note 2).

Third quarter identified items primarily comprised impairments totalling $136 million, mainly related to assets in Singapore, and a loss of $101 million on fair value accounting of commodity derivatives.

Compared with the third quarter 2017, Downstream earnings excluding identified items were negatively impacted by lower margins, adverse currency exchange effects and higher operating expenses.

Cash flow from operating activities included negative working capital movements of $1,886 million, compared with negative movements of $1,277 million6 in the same quarter a year ago. Cash flow from operating activities excluding working capital movements benefited from reduced contributions to pension funds compared with the third quarter 2017. Excluding this impact, cash flow from operating activities excluding working capital movements remained at a similar level to that of the third quarter 2017.

Oil Products

•	Refining & Trading earnings excluding identified items reflected lower refining margins, lower trading results and higher tax expenses, compared with the third quarter 2017.

Refinery availability increased to 92% compared with 87% in the third quarter 2017, mainly due to the impacts of Hurricane Harvey in 2017 and improved operational performance.

•	Marketing earnings excluding identified items were negatively impacted by adverse currency exchange effects and lower margins, largely offset by lower tax expenses.

Compared with the third quarter 2017, Oil Products sales volumes were 2% higher, reflecting increased refining and trading volumes as well as stronger marketing volumes.

Chemicals

•

Chemicals earnings excluding identified items were impacted by lower cracker margins, reflecting less favourable industry conditions and higher feedstock prices, compared with the third quarter 2017. Earnings were also impacted by higher tax expenses.

Chemicals manufacturing plant availability increased to 93% from 88% in the third quarter 2017, mainly due to the impacts of Hurricane Harvey in 2017.

[6]	Revised from negative working capital movements of $1,446 million. See Note 7 and Definition I.

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Nine months identified items primarily reflected a loss on fair value accounting of commodity derivatives of $437 million and impairments totalling $226 million, mainly related to assets in Singapore.

Compared with the first nine months of 2017, Downstream earnings excluding identified items were negatively impacted by lower margins, adverse currency exchange effects and higher operating expenses.

Cash flow from operating activities included negative working capital movements of $4,406 million, compared with positive movements of $186 million7 in the first nine months 2017. Excluding working capital movements, cash flow from operations remained at a similar level to that of the same period a year ago.

Oil Products

•

Refining & Trading earnings excluding identified items reflected lower refining margins, lower trading results, adverse currency exchange effects and higher operating expenses, compared with the first nine months of 2017.

Refinery availability was 90%, compared with 91% in the first nine months of 2017.

•	Marketing earnings excluding identified items were impacted by adverse currency exchange effects and higher operating expenses, compared with the first nine months of 2017.

Compared with the first nine months of 2017, Oil Products sales volumes were 4% higher, mainly due to increased refining and trading volumes.

Chemicals

•	Chemicals earnings excluding identified items were impacted by lower cracker margins and higher operating expenses compared with the same period a year ago.

Chemicals manufacturing plant availability increased to 93% from 91% in the first nine months of 2017, mainly as a result of lower maintenance activity.

[7]	Revised from positive working capital movements of $77 million. See Note 7 and Definition I.

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CORPORATE

Quarters			$ million	Nine months
Q3 2018	Q2 2018	Q3 2017		2018	2017
(335)	(273)	(394)	Segment earnings	(835)	(1,578)
60	337	(90)	Of which: Identified items (Definition A)	404	(604)
(395)	(610)	(304)	Earnings excluding identified items	(1,239)	(974)

1,072	32	669	Cash flow from operating activities	1,307	379

Third quarter identified items mainly reflected a tax credit of $68 million related to the impact of the weakening Brazilian real on financing positions.

Compared with the third quarter 2017, Corporate earnings excluding identified items reflected adverse currency exchange effects, partly offset by higher tax credits.

Nine months identified items mainly reflected a tax credit of $399 million related to the impact of the weakening Brazilian real on financing positions.

Compared with the first nine months of 2017, Corporate earnings excluding identified items reflected adverse currency exchange effects as well as lower tax credits, partly offset by lower interest expense.

OUTLOOK FOR THE FOURTH QUARTER 2018

Compared with the fourth quarter 2017, Integrated Gas production is expected to be 0 – 40 thousand boe/d lower, mainly due to divestments. LNG liquefaction volumes are expected to be up to 0.3 million tonnes higher, mainly driven by increased feed gas availability and lower maintenance activity.

Compared with the fourth quarter 2017, Upstream production is expected to be 80 – 120 thousand boe/d higher, mainly due to lower maintenance activity and growth from new fields more than offsetting the impacts of field decline and divestments.

Refinery availability is expected to increase in the fourth quarter 2018 compared with the same period in 2017, as a result of lower maintenance activity.

Oil Products sales volumes are expected to be 40 – 70 thousand boe/d lower, compared with the same period a year ago, mainly as a result of the divestment of the Downstream business in Argentina.

Chemicals availability is expected to increase in the fourth quarter 2018 as a result of lower maintenance activity compared with the fourth quarter 2017.

Corporate earnings excluding identified items are expected to be a net charge of $350 – 400 million in the fourth quarter 2018. This excludes the impact of currency exchange rate effects.

FORTHCOMING EVENTS

Shell will host Management Day events on June 4, 2019 in London, and on June 5, 2019 in New York.

Fourth quarter 2018 results and dividends are scheduled to be announced on January 31, 2019. First quarter 2019 results and dividends are scheduled to be announced on May 2, 2019. Second quarter 2019 results and dividends are scheduled to be announced on August 1, 2019. Third quarter 2019 results and dividends are scheduled to be announced on October 31, 2019.

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UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF INCOME

Quarters			$ million	Nine months
Q3 2018	Q2 2018	Q3 2017		2018	2017
100,151	96,765	75,830	Revenue[1]	286,151	219,757
1,000	716	1,062	Share of profit of joint ventures and associates	2,755	3,191
397	1,787	841	Interest and other income	3,024	798

101,548	99,268	77,733	Total revenue and other income	291,930	223,746

76,070	73,121	54,849	Purchases	215,719	159,352
6,256	6,988	6,497	Production and manufacturing expenses	20,167	20,089
2,829	2,781	2,750	Selling, distribution and administrative expenses	8,198	7,556
227	237	230	Research and development	672	662
322	243	326	Exploration	795	1,024
5,198	5,359	6,408	Depreciation, depletion and amortisation[2]	15,891	20,427
909	929	1,011	Interest expense	2,774	3,058

91,811	89,658	72,071	Total expenditure	264,216	212,168

9,737	9,610	5,662	Income/(loss) before taxation	27,714	11,578
3,696	3,422	1,450	Taxation charge/(credit)	9,454	2,080

6,041	6,188	4,212	Income/(loss) for the period[1]	18,260	9,498
202	164	125	Income/(loss) attributable to non-controlling interest	498	328

5,839	6,024	4,087	Income/(loss) attributable to Royal Dutch Shell plc shareholders	17,762	9,170

0.70	0.72	0.50	Basic earnings per share ($)[3]	2.14	1.12
0.70	0.72	0.49	Diluted earnings per share ($)[3]	2.12	1.11

1.	See Note 2 “Segment information”.
2.

Third quarter 2018 includes an overall impairment reversal of $253 million, mainly related to Upstream assets in North America, where an impairment reversal for a shale asset was partly offset by an impairment loss for an offshore asset.

3.	See Note 3 “Earnings per share”.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Quarters			$ million	Nine months
Q3 2018	Q2 2018	Q3 2017		2018	2017
6,041	6,188	4,212	Income/(loss) for the period	18,260	9,498
			Other comprehensive income/(loss) net of tax:
			Items that may be reclassified to income in later periods:
(500)	(2,782)	1,552	- Currency translation differences	(2,818)	4,801
—	—	328	- Unrealised gains/(losses) on securities[1]	—	335
(1)	(2)	—	- Debt instruments remeasurements[1]	(15)	—
(69)	(632)	(327)	- Cash flow hedging gains/(losses)	(769)	(68)
43	(98)	—	- Deferred cost of hedging[1]	(148)	—
8	(57)	(8)	- Share of other comprehensive income/(loss) of joint ventures and associates	(27)	124

(519)	(3,571)	1,545	Total	(3,777)	5,192
			Items that are not reclassified to income in later periods:
615	1,265	(512)	- Retirement benefits remeasurements	3,162	2,660
84	131	—	- Equity instruments remeasurements[1]	(203)	—
(2)	—	—	- Share of other comprehensive income/(loss) of joint ventures and associates	(1)	—

697	1,396	(512)	Total	2,958	2,660

178	(2,175)	1,033	Other comprehensive income/(loss) for the period	(819)	7,852

6,219	4,013	5,245	Comprehensive income/(loss) for the period	17,441	17,350
173	83	177	Comprehensive income/(loss) attributable to non-controlling interest	349	445

6,046	3,930	5,068	Comprehensive income/(loss) attributable to Royal Dutch Shell plc shareholders	17,092	16,905

1.	See Note 1 “Basis of preparation” regarding IFRS 9 Financial Instruments.

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CONDENSED CONSOLIDATED BALANCE SHEET

$ million
	September 30, 2018	December 31, 2017
Assets
Non-current assets
Intangible assets	23,684	24,180
Property, plant and equipment	224,172	226,380
Joint ventures and associates	25,619	27,927
Investments in securities	3,057	7,222
Deferred tax	11,565	13,791
Retirement benefits	4,121	2,799
Trade and other receivables	7,902	8,475
Derivative financial instruments[1]	623	919

	300,743	311,693

Current assets
Inventories	29,313	25,223
Trade and other receivables	51,097	44,565
Derivative financial instruments[1]	7,724	5,304
Cash and cash equivalents	19,112	20,312

	107,246	95,404

Total assets	407,989	407,097

Liabilities
Non-current liabilities
Debt	64,455	73,870
Trade and other payables	3,133	3,447
Derivative financial instruments[1]	1,359	981
Deferred tax	14,083	13,007
Retirement benefits	10,521	13,247
Decommissioning and other provisions	23,206	24,966

	116,757	129,518

Current liabilities
Debt	13,923	11,795
Trade and other payables	54,713	51,410
Derivative financial instruments[1]	7,389	5,253
Taxes payable	9,496	7,250
Retirement benefits	411	594
Decommissioning and other provisions	3,814	3,465

	89,746	79,767

Total liabilities	206,503	209,285

Equity attributable to Royal Dutch Shell plc shareholders	197,533	194,356
Non-controlling interest	3,953	3,456

Total equity	201,486	197,812

Total liabilities and equity	407,989	407,097

1.	See Note 6 “Derivative financial instruments and debt excluding finance lease liabilities”.

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CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Equity attributable to Royal Dutch Shell plc shareholders
$ million	Share capital[1]	Shares held in trust	Other reserves[2]	Retained earnings	Total	Non- controlling interest	Total equity
At January 1, 2018 (as previously published)	696	(917)	16,932	177,645	194,356	3,456	197,812
Impact of IFRS 9[3]	—	—	(138)	88	(50)	—	(50)
At January 1, 2018 (as revised)	696	(917)	16,794	177,733	194,306	3,456	197,762
Comprehensive income/(loss) for the period	—	—	(670)	17,762	17,092	349	17,441
Transfer from other comprehensive income[4]	—	—	(1,108)	1,108	—	—	—
Dividends	—	—	—	(11,806)	(11,806)	(489)	(12,295)
Repurchases of shares[5]	(4)	—	4	(2,007)	(2,007)	—	(2,007)
Share-based compensation[6]	—	(301)	25	177	(99)	—	(99)
Other changes in non-controlling interest	—	—	—	47	47	637	684

At September 30, 2018	692	(1,218)	15,045	183,014	197,533	3,953	201,486

At January 1, 2017	683	(901)	11,298	175,566	186,646	1,865	188,511
Comprehensive income/(loss) for the period	—	—	7,735	9,170	16,905	445	17,350
Dividends	—	—	—	(11,731)	(11,731)	(309)	(12,040)
Scrip dividends	9	—	(9)	3,120	3,120	—	3,120
Share-based compensation	—	350	(309)	(9)	32	—	32
Other changes in non-controlling interest	—	—	—	54	54	1,506	1,560

At September 30, 2017	692	(551)	18,715	176,170	195,026	3,507	198,533

1.	See Note 4 “Share capital”.
2.	See Note 5 “Other reserves”.
3.	See Note 1 “Basis of preparation”.
4.

In accordance with IFRS 9 Financial Instruments, the transfer mainly relates to the sale of Shell’s shareholding in Malaysia LNG Tiga Sdn Bhd ($617 million) and the sale of shares in Canadian Natural Resources Limited ($481 million).

5.

On July 26, 2018 Shell entered into an irrevocable, non-discretionary arrangement to enable the repurchase of A ordinary and/or B ordinary shares for cancellation, covering the period up to and including October 25, 2018. The repurchase of shares recognised through retained earnings in the quarter represents the aggregate maximum consideration Shell is contractually bound to under this first tranche of the buyback programme, plus associated stamp duty.

6.

The amendments to IFRS 2 Share-based Payment became effective January 1, 2018. Following adoption of the amendments, components of share-based payments that were previously classified as cash-settled are now classified as equity-settled. This resulted in an increase of $172 million in the share plan reserve within other reserves and a net increase of $125 million in retained earnings.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	15

CONSOLIDATED STATEMENT OF CASH FLOWS

Quarters			$ million	Nine months
Q3 2018	Q2 2018	Q3 2017		2018	2017
6,041	6,188	4,212	Income/(loss) for the period	18,260	9,498
			Adjustment for:
2,694	2,808	1,734	- Current tax	7,671	5,124
690	734	839	- Interest expense (net)	2,161	2,548
5,198	5,359	6,408	- Depreciation, depletion and amortisation	15,891	20,427
149	46	47	- Exploration well write-offs[1]	304	356
(163)	(1,568)	(459)	- Net (gains)/losses on sale and revaluation of non-current assets and businesses	(2,338)	(321)
(1,000)	(716)	(1,062)	- Share of (profit)/loss of joint ventures and associates	(2,755)	(3,191)
1,374	1,244	1,082	- Dividends received from joint ventures and associates	3,368	3,351
(1,693)	(3,459)	(1,237)	- (Increase)/decrease in inventories	(4,871)	(711)
(2,722)	(3,061)	(3,816)	- (Increase)/decrease in current receivables[1]	(6,466)	(33)
1,788	4,374	3,776	- Increase/(decrease) in current payables[1]	5,678	366
560	(624)	(1,076)	- Derivative financial instruments[1]	(827)	(899)
711	634	(1,319)	- Deferred tax, retirement benefits, decommissioning and other provisions[1]	1,294	(4,467)
299	156	(31)	- Other[1]	467	269
(1,834)	(2,615)	(1,516)	Tax paid[2]	(6,773)	(3,942)

12,092	9,500	7,582	Cash flow from operating activities	31,064	28,375

(5,800)	(5,275)	(5,018)	Capital expenditure	(15,864)	(14,984)
(78)	(179)	(42)	Investments in joint ventures and associates	(672)	(393)
231	1,422	236	Proceeds from sale of property, plant and equipment and businesses	2,400	5,942
935	163	874	Proceeds from sale of joint ventures and associates	1,119	1,956
236	210	237	Interest received	602	567
394	3,688	(199)	Other[2,3]	4,068	(452)

(4,082)	29	(3,912)	Cash flow from investing activities	(8,347)	(7,364)

(155)	(2,968)	(544)	Net increase/(decrease) in debt with maturity period within three months	(416)	(1,412)
			Other debt:
424	123	29	- New borrowings	788	640
(2,260)	(3,582)	(2,702)	- Repayments	(7,232)	(7,617)
(864)	(895)	(858)	Interest paid	(2,648)	(2,710)
(1)	—	279	Change in non-controlling interest	673	287
			Cash dividends paid to:
(3,949)	(3,886)	(3,016)	- Royal Dutch Shell plc shareholders	(11,806)	(8,611)
(134)	(228)	(113)	- Non-controlling interest	(486)	(309)
(1,414)	—	—	Repurchases of shares	(1,414)	—
(2)	(192)	(221)	Shares held in trust: net sales/(purchases) and dividends received	(1,088)	(274)

(8,355)	(11,628)	(7,146)	Cash flow from financing activities	(23,629)	(20,006)

(11)	(360)	183	Currency translation differences relating to cash and cash equivalents	(288)	564

(356)	(2,459)	(3,293)	Increase/(decrease) in cash and cash equivalents	(1,200)	1,569

19,468	21,927	23,992	Cash and cash equivalents at beginning of period	20,312	19,130

19,112	19,468	20,699	Cash and cash equivalents at end of period	19,112	20,699

1.

Prior period comparatives within Cash flow from operating activities have been revised to conform with current year presentation. See Note 7 “Change in presentation of Consolidated Statement of Cash Flows”.

2.

With effect from the third quarter 2018, tax paid on divestments has been reclassified from Cash flow from operating activities to Cash flow from investing activities. 2018 comparatives have been revised to conform with this presentation change, with a cash outflow of $45 million reclassified from “Tax paid” to “Other” (all related to first quarter 2018). No revision was made for prior years.

3.	Second quarter 2018 includes $3,307 million from the sale of shares in Canadian Natural Resources Limited, which were received in connection with the oil sands divestment.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	16

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.	Basis of preparation

These unaudited Condensed Consolidated Interim Financial Statements (“Interim Statements”) of Royal Dutch Shell plc (“the Company”) and its subsidiaries (collectively referred to as “Shell”) have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board and as adopted by the European Union, and on the basis of the same accounting principles as those used in the Annual Report and Form 20-F for the year ended December 31, 2017 (pages 142 to 148) as filed with the US Securities and Exchange Commission, except for the adoption of IFRS 9 Financial Instruments and IFRS 15 Revenue from Contracts with Customers on January 1, 2018, and should be read in conjunction with that filing.

IFRS 9 sets out the requirements for recognising and measuring financial assets, financial liabilities and certain contracts to buy or sell non-financial items. Furthermore, this standard facilitates the use of hedge accounting and results in different income recognition upon the sale of certain investments in securities. The adoption of IFRS 9 resulted in a decrease of $83 million in equity at January 1, 2018, mainly representing the recognition of additional provisions for impairment of receivables under the expected loss model. In addition, changing the measurement basis from amortised cost to fair value for certain financial assets resulted in an increase of $33 million in equity at January 1, 2018. Furthermore, a reclassification within equity between other reserves and retained earnings, primarily representing deferred cost of hedging, was recognised.

IFRS 15 provides a single model of accounting for revenue arising from contracts with customers based on the identification and satisfaction of performance obligations, and revenue from contracts with customers that is distinguished from other sources. Shell has adopted IFRS 15 with effect from January 1, 2018 and has elected to apply the modified retrospective transition approach. Although IFRS 15 does not generally represent a change from Shell’s current practice, the accounting for certain contracts, such as those with provisional pricing or take-or-pay arrangements, and underlifts and overlifts, has been identified as an area of change. However, these do not have a significant effect on Shell’s accounting or disclosures, and therefore no transition adjustment is presented.

IFRS 16 Leases will be applied by Shell with effect from January 1, 2019. Under the new standard, all lease contracts, with limited exceptions, are recognised in the financial statements by way of right-of-use assets and corresponding lease liabilities. Shell will apply the modified retrospective transition approach without restating comparative information.

Compared with the existing accounting for operating leases under IAS 17, application of the new standard will have a significant impact on the classification of expenditures and consequently the classification of cash flow from operating activities, cash flow from investing activities and cash flow from financing activities. It will also impact the timing of expenses recognised in the statement of income.

Differences between the operating lease commitments under the current standard and the additional lease liabilities recognised on balance sheet at January 1, 2019 are expected to be mainly driven by the impact of discounting lease payments, short-term leases, the use of hindsight to assess options to extend or terminate leases and commencement of lease contracts after January 1, 2019. To determine the impact upon application of the new standard, a detailed review of contracts is underway. No impact is expected in relation to lease contracts previously classified as finance leases.

The financial information presented in the Interim Statements does not constitute statutory accounts within the meaning of section 434(3) of the Companies Act 2006 (“the Act”). Statutory accounts for the year ended December 31, 2017 were published in Shell’s Annual Report and Form 20-F and a copy was delivered to the Registrar of Companies for England and Wales. The auditor’s report on those accounts was unqualified, did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying the report and did not contain a statement under sections 498(2) or 498(3) of the Act.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	17

2.	Segment information

Segment earnings are presented on a current cost of supplies basis (CCS earnings), which is the earnings measure used by the Chief Executive Officer for the purposes of making decisions about allocating resources and assessing performance. On this basis, the purchase price of volumes sold during the period is based on the current cost of supplies during the same period after making allowance for the tax effect. CCS earnings therefore exclude the effect of changes in the oil price on inventory carrying amounts. Sales between segments are based on prices generally equivalent to commercially available prices.

INFORMATION BY SEGMENT

Quarters			$ million	Nine months
Q3 2018	Q2 2018	Q3 2017		2018	2017
			Third-party revenue
10,848	10,293	8,316	Integrated Gas	31,862	24,469
1,769	2,346	1,654	Upstream	6,687	5,079
87,518	84,119	65,843	Downstream	247,563	190,170
16	7	17	Corporate	39	39
100,151	96,765	75,830	Total third-party revenue[1]	286,151	219,757

			Inter-segment revenue
1,242	1,271	1,101	Integrated Gas	3,601	2,779
10,526	9,494	7,991	Upstream	28,924	24,211
1,559	1,927	1,142	Downstream	4,280	2,967
—	—	—	Corporate	—	—

			CCS earnings
2,116	3,358	1,217	Integrated Gas	7,865	4,230
2,249	1,094	575	Upstream	5,197	(499)
1,709	1,168	2,405	Downstream	4,683	7,142
(335)	(273)	(394)	Corporate	(835)	(1,578)
5,739	5,347	3,803	Total	16,910	9,295

1.

Includes revenue from sources other than from contracts with customers, which mainly comprises the impact of fair value accounting of commodity derivatives. Third quarter 2018 includes a charge of $1,078 million (Q2 2018: $1,047 million charge; nine months 2018: $1,591 million charge).

RECONCILIATION OF INCOME FOR THE PERIOD TO CCS EARNINGS

Quarters			$ million	Nine months
Q3 2018	Q2 2018	Q3 2017		2018	2017
5,839	6,024	4,087	Income/(loss) attributable to Royal Dutch Shell plc shareholders	17,762	9,170
202	164	125	Income/(loss) attributable to non-controlling interest	498	328

6,041	6,188	4,212	Income/(loss) for the period	18,260	9,498
			Current cost of supplies adjustment:
(381)	(1,105)	(528)	Purchases	(1,760)	(230)
95	273	145	Taxation	435	62
(16)	(9)	(26)	Share of profit/(loss) of joint ventures and associates	(25)	(35)

(302)	(841)	(409)	Current cost of supplies adjustment[1]	(1,350)	(203)

5,739	5,347	3,803	CCS earnings	16,910	9,295
			of which:
5,570	5,226	3,698	CCS earnings attributable to Royal Dutch Shell plc shareholders	16,499	8,999
169	121	105	CCS earnings attributable to non-controlling interest	411	296

1.

The adjustment attributable to Royal Dutch Shell plc shareholders is a negative $269 million in the third quarter 2018 (Q2 2018: negative $798 million; Q3 2017: negative $389 million; nine months 2018: negative $1,263 million; nine months 2017: negative $171 million).

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	18

3.	Earnings per share

EARNINGS PER SHARE

Quarters				Nine months
Q3 2018	Q2 2018	Q3 2017		2018	2017
5,839	6,024	4,087	Income/(loss) attributable to Royal Dutch Shell plc shareholders ($ million)	17,762	9,170
			Weighted average number of shares used as the basis for determining:
8,290.3	8,309.4	8,249.6	Basic earnings per share (million)	8,301.4	8,206.1
8,353.1	8,376.0	8,324.9	Diluted earnings per share (million)	8,368.7	8,280.3

4.	Share capital

ISSUED AND FULLY PAID ORDINARY SHARES OF €0.07 EACH1

	Number of shares		Nominal value ($ million)
	A	B	A	B	Total
At January 1, 2018	4,597,136,050	3,745,486,731	387	309	696
Repurchases of shares	(43,054,969)	—	(4)	—	(4)

At September 30, 2018	4,554,081,081	3,745,486,731	383	309	692

At January 1, 2017	4,428,903,813	3,745,486,731	374	309	683
Scrip dividends	115,510,804	—	9	—	9

At September 30, 2017	4,544,414,617	3,745,486,731	383	309	692

1.	Share capital at September 30, 2018 also included 50,000 issued and fully paid sterling deferred shares of £1 each.

At Royal Dutch Shell plc’s Annual General Meeting on May 22, 2018, the Board was authorised to allot ordinary shares in Royal Dutch Shell plc, and to grant rights to subscribe for, or to convert, any security into ordinary shares in Royal Dutch Shell plc, up to an aggregate nominal amount of €194 million (representing 2,771 million ordinary shares of €0.07 each), and to list such shares or rights on any stock exchange. This authority expires at the earlier of the close of business on August 22, 2019, and the end of the Annual General Meeting to be held in 2019, unless previously renewed, revoked or varied by Royal Dutch Shell plc in a general meeting.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	19

5.	Other reserves

OTHER RESERVES

$ million	Merger reserve	Share premium reserve	Capital redemption reserve	Share plan reserve	Accumulated other comprehensive income	Total
At January 1, 2018 (as previously published)	37,298	154	84	1,440	(22,044)	16,932
Impact of IFRS 9	—	—	—	—	(138)	(138)
At January 1, 2018 (as revised)	37,298	154	84	1,440	(22,182)	16,794
Other comprehensive income/(loss) attributable to Royal Dutch Shell plc shareholders	—	—	—	—	(670)	(670)
Transfer from other comprehensive income	—	—	—	—	(1,108)	(1,108)
Repurchases of shares	—	—	4	—	—	4
Share-based compensation	—	—	—	25	—	25

At September 30, 2018	37,298	154	88	1,465	(23,960)	15,045

At January 1, 2017	37,311	154	84	1,644	(27,895)	11,298
Other comprehensive income/(loss) attributable to Royal Dutch Shell plc shareholders	—	—	—	—	7,735	7,735
Scrip dividends	(9)	—	—	—	—	(9)
Share-based compensation	—	—	—	(309)	—	(309)

At September 30, 2017	37,302	154	84	1,335	(20,160)	18,715

The merger reserve and share premium reserve were established as a consequence of Royal Dutch Shell plc becoming the single parent company of Royal Dutch Petroleum Company and The “Shell” Transport and Trading Company, p.l.c., now The Shell Transport and Trading Company Limited, in 2005. The merger reserve increased in 2016 following the issuance of shares for the acquisition of BG Group plc. The capital redemption reserve was established in connection with repurchases of shares of Royal Dutch Shell plc. The share plan reserve is in respect of equity-settled share-based compensation plans.

6.	Derivative financial instruments and debt excluding finance lease liabilities

As disclosed in the Consolidated Financial Statements for the year ended December 31, 2017, presented in the Annual Report and Form 20-F for that year, Shell is exposed to the risks of changes in fair value of its financial assets and liabilities. The fair values of the financial assets and liabilities are defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Methods and assumptions used to estimate the fair values at September 30, 2018 are consistent with those used in the year ended December 31, 2017, and the carrying amounts of derivative financial instruments measured using predominantly unobservable inputs have not changed materially since that date.

With effect from 2018, current and non-current derivative assets and liabilities are no longer presented as part of “Trade and other receivables” and “Trade and other payables”, but separately disclosed on the Balance Sheet to provide more insight.

The table below provides the comparison of the fair value with the carrying amount of debt excluding finance lease liabilities, disclosed in accordance with IFRS 7 Financial Instruments: Disclosures.

DEBT EXCLUDING FINANCE LEASE LIABILITIES

$ million	September 30, 2018	December 31, 2017
Carrying amount	64,101	70,140
Fair value[1]	66,643	74,650

1.	Mainly determined from the prices quoted for these securities.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	20

7.	Change in presentation of Consolidated Statement of Cash Flows

With effect from 2018, the reconciliation from “Income for the period” to “Cash flow from operating activities” has been revised to provide more insight and improve correlation with the Balance Sheet and Statement of Income. “Cash flow from operating activities” itself remains unchanged.

Exploration well write-offs, previously presented under “Other”, are shown separately. Changes in current and non-current derivative financial instruments, previously presented under “Decrease/(increase) in working capital” and “Other”, are presented under a new line item “Derivative financial instruments”. Changes in current retirement benefits and decommissioning provisions, previously included in “Increase/(decrease) in payables”, are presented under “Deferred tax, retirement benefits, decommissioning and other provisions”, together with changes in non-current balances. The impact of these changes is presented below.

$ million		Quarters
	Q1 2017	Q2 2017	Q3 2017	Q4 2017	Full year 2017
Working capital movements (as previously published)	(1,828)	2,258	(2,467)	(1,121)	(3,158)
Impact of working capital definition changes on:
- (Increase)/decrease in current receivables	(1,087)	(238)	1,018	(585)	(892)
- Increase/(decrease) in current payables	1,350	444	172	(166)	1,800
Working capital movements (as revised) (I)	(1,565)	2,464	(1,277)	(1,872)	(2,250)

Cash flow from operating activities excluding working capital movements (as previously published)	11,336	9,027	10,049	8,396	38,808
Impact of working capital definition changes on:
- Exploration well write-offs	284	25	47	541	897
- Derivative financial instruments	49	128	(1,076)	(140)	(1,039)
- Deferred tax, retirement benefits, decommissioning and other provisions	(104)	(129)	(161)	12	(382)
- Other	(492)	(230)	—	338	(384)
Cash flow from operating activities excluding working capital movements (as revised) (II)	11,073	8,821	8,859	9,147	37,900

Cash flow from operating activities (unchanged) (I + II)	9,508	11,285	7,582	7,275	35,650

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	21

DEFINITIONS

A.	Identified items

Identified items comprise: divestment gains and losses, impairments, fair value accounting of commodity derivatives and certain gas contracts, redundancy and restructuring, the impact of exchange rate movements on certain deferred tax balances, and other items. These items, either individually or collectively, can cause volatility to net income, in some cases driven by external factors, which may hinder the comparative understanding of Shell’s financial results from period to period. The impact of identified items on Shell’s CCS earnings is shown below.

IDENTIFIED ITEMS

Quarters			$ million	Nine months
Q3 2018	Q2 2018	Q3 2017		2018	2017
			Identified items before tax
163	1,568	461	- Divestment gains/(losses)	2,356	322
253	(418)	(510)	- Impairments	(582)	(3,788)
(239)	(218)	(452)	- Fair value accounting of commodity derivatives and certain gas contracts	(494)	236
(68)	(166)	(84)	- Redundancy and restructuring	(171)	(373)
(9)	7	(195)	- Other	51	(941)

100	773	(780)	Total identified items before tax	1,160	(4,544)

			Tax impact
(41)	(156)	(137)	- Divestment gains/(losses)	(207)	60
(143)	13	105	- Impairments	(114)	1,067
70	104	54	- Fair value accounting of commodity derivatives and certain gas contracts	190	(30)
10	63	13	- Redundancy and restructuring	57	101
(52)	(260)	275	- Impact of exchange rate movements on tax balances	(357)	733
2	(2)	65	- Other	54	123

(154)	(238)	375	Total tax impact	(377)	2,054

			Identified items after tax
122	1,412	324	- Divestment gains/(losses)	2,149	382
110	(405)	(405)	- Impairments	(696)	(2,721)
(169)	(114)	(398)	- Fair value accounting of commodity derivatives and certain gas contracts	(304)	206
(58)	(103)	(71)	- Redundancy and restructuring	(114)	(272)
(52)	(260)	275	- Impact of exchange rate movements on tax balances	(357)	733
(7)	5	(130)	- Other	105	(818)

(54)	535	(405)	Impact on CCS earnings	783	(2,490)

			Of which:
(176)	1,053	(65)	Integrated Gas	829	598
363	(363)	13	Upstream	303	(1,940)
(301)	(492)	(263)	Downstream	(753)	(544)
60	337	(90)	Corporate	404	(604)

—	—	—	Impact on CCS earnings attributable to non-controlling interest	—	(28)

(54)	535	(405)	Impact on CCS earnings attributable to shareholders	783	(2,462)

The categories above represent the nature of the items identified irrespective of whether the items relate to Shell subsidiaries or joint ventures and associates. The after-tax impact of identified items of joint ventures and associates is fully reported within “Share of profit of joint ventures and associates” in the Consolidated Statement of Income, and fully reported as “identified items before tax” in the table above. Identified items related to subsidiaries are consolidated and reported across appropriate lines of the Consolidated Statement of Income. Only pre-tax identified items reported by subsidiaries are taken into account in the calculation of “underlying operating expenses” (Definition G).

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	22

Fair value accounting of commodity derivatives and certain gas contracts: In the ordinary course of business, Shell enters into contracts to supply or purchase oil and gas products, as well as power and environmental products. Shell also enters into contracts for tolling, pipeline and storage capacity. Derivative contracts are entered into for mitigation of resulting economic exposures (generally price exposure) and these derivative contracts are carried at period-end market price (fair value), with movements in fair value recognised in income for the period. Supply and purchase contracts entered into for operational purposes, as well as contracts for tolling, pipeline and storage capacity, are, by contrast, recognised when the transaction occurs; furthermore, inventory is carried at historical cost or net realisable value, whichever is lower. As a consequence, accounting mismatches occur because: (a) the supply or purchase transaction is recognised in a different period, or (b) the inventory is measured on a different basis. In addition, certain contracts are, due to pricing or delivery conditions, deemed to contain embedded derivatives or written options and are also required to be carried at fair value even though they are entered into for operational purposes. The accounting impacts are reported as identified items.

Impacts of exchange rate movements on tax balances represent the impact on tax balances of exchange rate movements arising on (a) the conversion to dollars of the local currency tax base of non-monetary assets and liabilities, as well as losses (this primarily impacts the Integrated Gas and Upstream segments) and (b) the conversion of dollar-denominated inter-segment loans to local currency, leading to taxable exchange rate gains or losses (this primarily impacts the Corporate segment).

Other identified items represent other credits or charges Shell’s management assesses should be excluded to provide additional insight, such as the impact arising from changes in tax legislation and certain provisions for onerous contracts or litigation.

B.	Basic CCS earnings per share

Basic CCS earnings per share is calculated as CCS earnings attributable to Royal Dutch Shell plc shareholders (see Note 2), divided by the weighted average number of shares used as the basis for basic earnings per share (see Note 3).

C.	Capital investment

Capital investment is a measure used to make decisions about allocating resources and assessing performance. It comprises capital expenditure, new investments in joint ventures and associates, exploration expense excluding well write-offs, new finance leases and investments in Integrated Gas, Upstream and Downstream equity securities, all of which are recognised on an accruals basis.

The reconciliation of “Capital expenditure” to “Capital investment” is as follows.

Quarters			$ million	Nine months
Q3 2018	Q2 2018	Q3 2017		2018	2017
5,800	5,275	5,018	Capital expenditure	15,864	14,984
78	179	42	Investments in joint ventures and associates	672	393
172	195	280	Exploration expense, excluding exploration wells written off	489	668
184	37	312	Finance leases	403	744
(404)	85	90	Other[1]	(644)	439

5,830	5,771	5,742	Capital investment	16,784	17,228
			Of which:
862	804	1,148	Integrated Gas	2,977	2,784
3,037	3,021	2,805	Upstream	8,537	10,163
1,860	1,908	1,743	Downstream	5,137	4,208
71	38	46	Corporate	133	73

1.	Third quarter 2018 includes an adjustment of $541 million to negate the impact of an internal restructuring related to Upstream Brazil operations.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	23

D.	Divestments

Divestments is a measure used to monitor the progress of Shell’s divestment programme. This measure comprises proceeds from sale of property, plant and equipment and businesses, joint ventures and associates, and other Integrated Gas, Upstream and Downstream investments in equity securities, reported in “Cash flow from investing activities”, adjusted onto an accruals basis and for any share consideration received or contingent consideration initially recognised upon the related divestment, as well as proceeds from the sale of interests in entities while retaining control (for example, proceeds from sale of interest in Shell Midstream Partners, L.P.), which are included in “Change in non-controlling interest” within “Cash flow from financing activities”.

In future periods, the proceeds from any disposal of shares received as divestment consideration, and proceeds from realisation of contingent consideration, will be included in “Cash flow from investing activities”.

The reconciliation of “Proceeds from sale of property, plant and equipment and businesses” to “Divestments” is as follows.

Quarters			$ million	Nine months
Q3 2018	Q2 2018	Q3 2017		2018	2017
231	1,422	236	Proceeds from sale of property, plant and equipment and businesses	2,400	5,942

935	163	874	Proceeds from sale of joint ventures and associates	1,119	1,956
56	138	—	Share and contingent consideration[1]	194	2,829
—	—	275	Proceeds from sale of interests in entities while retaining control	673	278
(609)	779	(20)	Other[2]	17	(139)

613	2,502	1,365	Divestments	4,403	10,866
			Of which:
317	1,995	22	Integrated Gas	2,326	56
222	486	187	Upstream	1,282	8,288
20	21	1,156	Downstream	741	2,504
54	—	—	Corporate	54	18

1.	This is valued at the date of the related divestment, instead of when these shares are disposed of or the contingent consideration is realised.
2.

Third quarter 2018 includes an adjustment of $883 million to negate the impact of an internal restructuring related to Upstream Brazil operations. Second quarter 2018 includes $636 million from the sale of Shell’s shareholding in Malaysia LNG Tiga Sdn Bhd.

E.	Return on average capital employed

Return on average capital employed (ROACE) measures the efficiency of Shell’s utilisation of the capital that it employs. In this calculation, ROACE is defined as income for the current and previous three quarters, adjusted for after-tax interest expense, as a percentage of the average capital employed for the same period. Capital employed consists of total equity, current debt and non-current debt.

$ million	Quarters
	Q3 2018	Q2 2018	Q3 2017
Income for current and previous three quarters	22,197	20,368	11,106
Interest expense after tax	2,435	2,604	3,088

Income before interest expense	24,632	22,972	14,194

Capital employed – opening	286,889	286,604	286,558
Capital employed – closing	279,864	281,711	286,889

Capital employed – average	283,376	284,158	286,723

ROACE	8.7%	8.1%	5.0%

Return on average capital employed on a CCS basis excluding identified items is defined as the sum of CCS earnings attributable to shareholders excluding identified items for the current and previous three quarters, as a percentage of the average capital employed for the same period.

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$ million	Quarters
	Q3 2018	Q2 2018	Q3 2017
CCS earnings excluding identified items	20,019	18,498	13,256

Capital employed – average	283,376	284,158	286,723
ROACE on a CCS basis excluding identified items	7.1%	6.5%	4.6%

F.	Gearing

Gearing is a key measure of Shell’s capital structure and is defined as net debt as a percentage of total capital. With effect from 2018, the net debt calculation includes the fair value of derivative financial instruments used to hedge foreign exchange and interest rate risks relating to debt and associated collateral balances. Management believes this amendment is useful, because it reduces the volatility of net debt caused by fluctuations in foreign exchange and interest rates and eliminates the potential impact of related collateral payments or receipts. Debt-related derivative financial instruments are a subset of the derivative financial instrument assets and liabilities presented on the Balance Sheet. Collateral balances are reported under “Trade and other receivables” or “Trade and other payables” as appropriate. Prior period comparatives have been revised to reflect the change in net debt calculation.

$ million	Quarters
	September 30, 2018	June 30, 2018	September 30, 2017
Current debt	13,923	9,924	8,675
Non-current debt	64,455	70,547	79,681

Total debt[1]	78,378	80,471	88,356

Add: Debt-related derivative financial instruments: net liability/(asset) [2]	1,247	1,208	1,156
Less: Cash and cash equivalents	(19,112)	(19,468)	(20,699)

Net debt	60,513	62,211	68,813

Add: Total equity	201,486	201,240	198,533

Total capital	261,999	263,451	267,346

Gearing[3]	23.1%	23.6%	25.7%

1.	Includes finance lease liabilities of $14,277 million at September 30, 2018, $14,464 million at June 30, 2018, and $15,400 million at September 30, 2017.
2.	There were no collateral balances in the quarters presented.
3.

Gearing as previously published at December 31, 2017, and at September 30, 2017, was 24.8% and 25.4% respectively. Gearing as previously published at December 31, 2016, was 28.0% (29.1% as per revised net debt calculation).

G.	Operating expenses

Operating expenses is a measure of Shell’s cost management performance, comprising the following items from the Consolidated Statement of Income: production and manufacturing expenses; selling, distribution and administrative expenses; and research and development expenses. Underlying operating expenses measures Shell’s total operating expenses performance excluding identified items.

Quarters			$ million	Nine months
Q3 2018	Q2 2018	Q3 2017		2018	2017
6,256	6,988	6,497	Production and manufacturing expenses	20,167	20,089
2,829	2,781	2,750	Selling, distribution and administrative expenses	8,198	7,556
227	237	230	Research and development	672	662

9,312	10,006	9,477	Operating expenses	29,037	28,307

			Of which identified items:
(64)	(162)	(131)	(Redundancy and restructuring charges)/reversal	(159)	(413)
—	—	(149)	(Provisions)/reversal	—	(177)

(64)	(162)	(280)		(159)	(590)

9,248	9,844	9,197	Underlying operating expenses	28,878	27,717

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H.	Free cash flow

Free cash flow is used to evaluate cash available for financing activities, including dividend payments, after investment in maintaining and growing our business. It is defined as the sum of “Cash flow from operating activities” and “Cash flow from investing activities” as shown on page 6.

I.	Cash flow from operating activities excluding working capital movements

Working capital movements are defined as the sum of the following items in the Consolidated Statement of Cash Flows: (i) (increase)/decrease in inventories, (ii) (increase)/decrease in current receivables, and (iii) increase/(decrease) in current payables.

Cash flow from operating activities excluding working capital movements is a measure used by Shell to analyse its operating cash generation over time excluding the timing effects of changes in inventories and operating receivables and payables from period to period.

Quarters			$ million	Nine months
Q3 2018	Q2 2018	Q3 2017		2018	2017
12,092	9,500	7,582	Cash flow from operating activities	31,064	28,375

(1,693)	(3,459)	(1,237)	- (Increase)/decrease in inventories	(4,871)	(711)
(2,722)	(3,061)	(3,816)	- (Increase)/decrease in current receivables[1]	(6,466)	(33)
1,788	4,374	3,776	- Increase/(decrease) in current payables[1]	5,678	366

(2,627)	(2,146)	(1,277)	(Increase)/decrease in working capital[2]	(5,659)	(378)

14,719	11,646	8,859	Cash flow from operating activities excluding working capital movements[2]	36,723	28,753

1.	See Note 7 “Change in presentation of Consolidated Statement of Cash Flows”.
2.

As previously published, working capital increased by $2,467 million in the third quarter 2017, and by $2,037 million in the first nine months 2017. Cash flow from operating activities excluding working capital movements, as previously published, was $10,049 million in the third quarter 2017, and $30,412 million in the first nine months 2017.

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CAUTIONARY STATEMENT

All amounts shown throughout this announcement are unaudited. All peak production figures in Portfolio Developments are quoted at 100% expected production.

The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate legal entities. In this announcement “Shell”, “Shell group” and “Royal Dutch Shell” are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to Royal Dutch Shell plc and subsidiaries in general or to those who work for them. These terms are also used where no useful purpose is served by identifying the particular entity or entities. ‘‘Subsidiaries’’, “Shell subsidiaries” and “Shell companies” as used in this announcement refer to entities over which Royal Dutch Shell plc either directly or indirectly has control. Entities and unincorporated arrangements over which Shell has joint control are generally referred to as “joint ventures” and “joint operations”, respectively. Entities over which Shell has significant influence but neither control nor joint control are referred to as “associates”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in an entity or unincorporated joint arrangement, after exclusion of all third-party interest.

This announcement contains forward-looking statements (within the meaning of the US Private Securities Litigation Reform Act of 1995) concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “aim”, “ambition”, ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘goals’’, ‘‘intend’’, ‘‘may’’, ‘‘objectives’’, ‘‘outlook’’, ‘‘plan’’, ‘‘probably’’, ‘‘project’’, ‘‘risks’’, “schedule”, ‘‘seek’’, ‘‘should’’, ‘‘target’’, ‘‘will’’ and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this announcement, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. No assurance is provided that future dividend payments will match or exceed previous dividend payments. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Royal Dutch Shell’s Form 20-F for the year ended December 31, 2017 (available at www.shell.com/investor and www.sec.gov). These risk factors also expressly qualify all forward-looking statements contained in this announcement and should be considered by the reader. Each forward-looking statement speaks only as of the date of this announcement, November 1, 2018. Neither Royal Dutch Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this announcement.

This Report contains references to Shell’s website. These references are for the readers’ convenience only. Shell is not incorporating by reference any information posted on www.shell.com.

We may have used certain terms, such as resources, in this announcement that the United States Securities and Exchange Commission (SEC) strictly prohibits us from including in our filings with the SEC. US investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov.

This announcement contains inside information.

November 1, 2018

The information in this Report reflects the unaudited consolidated financial position and results of Royal Dutch Shell plc. Company No. 4366849, Registered Office: Shell Centre, London, SE1 7NA, England, UK.

Contacts:

- Linda Szymanski, Company Secretary

- Investor Relations: International + 31 (0) 70 377 4540; North America +1 832 337 2034

- Media: International +44 (0) 207 934 5550; USA +1 832 337 4355

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Inside Information

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APPENDIX

PORTFOLIO DEVELOPMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2018

Portfolio Developments for the six months ended June 30, 2018, can be found in the Royal Dutch Shell plc Form 6-K filed with the SEC on July 26, 2018.

LIQUIDITY AND CAPITAL RESOURCES FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2018

•	Cash and cash equivalents decreased to $19.1 billion at September 30, 2018, from $19.5 billion at June 30, 2018.

•

Cash flow from operating activities was an inflow of $12.1 billion for the third quarter 2018, mainly driven by third quarter earnings and dividends from joint ventures and associates, partly offset by a negative movement in working capital.

•

Cash flow from investing activities was an outflow of $4.1 billion, mainly driven by capital expenditure of $5.8 billion, partly offset by proceeds from the sale of joint ventures and associates of $0.9 billion and other items totalling $0.4 billion.

•

Cash flow from financing activities was an outflow of $ 8.4 billion, mainly driven by dividend payments to Royal Dutch Shell plc shareholders of $3.9 billion, net repayments of debt of $2.0 billion and repurchases of shares of $1.4 billion.

•

Total current and non-current debt decreased to $78.4 billion at September 30, 2018, compared with $80.5 billion at June 30, 2018. Total debt excluding finance leases decreased by $1.9 billion and the carrying amount of finance leases decreased by $0.2 billion. No debt was issued in the third quarter 2018 under the US shelf registration or Euro medium-term note (EMTN) programmes.

•

Cash dividends paid to Royal Dutch Shell plc shareholders were $3.9 billion in the third quarter 2018, compared with $3.0 billion in the third quarter 2017. The scrip dividend programme has been cancelled with effect from the fourth quarter 2017 interim dividend. Under this programme, an additional $0.9 billion dividends were distributed in the third quarter 2017.

•

Dividends of $0.47 per share are announced on November 1, 2018, in respect of the third quarter 2018. These dividends are payable on December 19, 2018. In the case of B shares, the dividends will be payable through the dividend access mechanism and are expected to be treated as UK-source rather than Dutch-source. See the Annual Report and Form 20-F for the year ended December 31, 2017 for additional information on the dividend access mechanism.

LIQUIDITY AND CAPITAL RESOURCES FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018

•	Cash and cash equivalents decreased to $19.1 billion at September 30, 2018, from $20.7 billion at September 30, 2017.

•	Cash flow from operating activities was an inflow of $31.1 billion for the nine months ended September 30, 2018, mainly driven by earnings, partly offset by a negative movement in working capital.

•

Cash flow from investing activities was an outflow of $8.3 billion for the nine months ended September 30, 2018, mainly driven by capital expenditure of $15.9 billion, partially offset by other items of $4.1 billion (mainly related to the sale of shares in Canadian Natural Resources Limited) and by proceeds from the sale of property, plant and equipment and businesses of $2.4 billion.

•

Cash flow from financing activities was an outflow of $23.6 billion for the nine months ended 2018, mainly driven by dividend payments to Royal Dutch Shell plc shareholders of $11.8 billion, net repayments of debt of $6.9 billion, and interest payments of $2.6 billion.

•

Total current and non-current debt decreased to $78.4 billion at September 30, 2018, compared with $88.4 billion at September 30, 2017. Total debt excluding finance leases decreased by $8.9 billion and the carrying amount of finance leases decreased by $1.1 billion. No debt was issued during the nine months ended September 30, 2018 under the US shelf registration or EMTN programmes.

•

Cash dividends paid to Royal Dutch Shell plc shareholders were $11.8 billion for the nine months ended September 30, 2018, compared with $8.6 billion for the same period last year. Under the scrip dividend programme, an additional $3.1 billion dividends were distributed to Royal Dutch Shell plc shareholders in the first nine months of 2017.

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CAPITALISATION AND INDEBTEDNESS

The following table sets out the unaudited consolidated combined capitalisation and indebtedness of Shell at September 30, 2018. This information is derived from the Unaudited Condensed Consolidated Financial Statements.

CAPITALISATION AND INDEBTEDNESS

$ million
September 30, 2018
Equity attributable to Royal Dutch Shell plc shareholders	197,533

Current debt	13,923
Non-current debt	64,455
Total debt[A]	78,378
Total capitalisation	275,911

[A] Of the total carrying amount of debt at September 30, 2018, $64.1 billion was unsecured, $14.3 billion was secured and $53.4 billion was issued by Shell International Finance B.V., a 100%-owned subsidiary of Royal Dutch Shell plc with its debt guaranteed by Royal Dutch Shell plc (December 31, 2017: $58.5 billion).

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets out the consolidated unaudited ratio of earnings to fixed charges for the years ended December 31, 2013, 2014, 2015, 2016, 2017 and the nine months ended September 30, 2018:

	$ million
	Nine months ended September 30	Years ended December 31
	2018	2017	2016	2015	2014	2013
Pre-tax income from continuing operations before income from joint ventures and associates	24,959	13,905	2,061	(1,480)	22,198	26,317
Total fixed charges	3,281	4,270	3,508	2,495	2,113	1,710
Distributed income from joint ventures and associates	3,368	4,998	3,820	4,627	6,902	7,117
Interest capitalised	(653)	(622)	(725)	(839)	(757)	(762)
Total earnings	30,955	22,551	8,664	4,803	30,456	34,382
Interest expensed and capitalised	2,738	3,562	2,736	1,795	1,522	1,412
Interest within rental expense	543	708	772	700	591	298
Total fixed charges	3,281	4,270	3,508	2,495	2,113	1,710
Ratio of earnings to fixed charges	9.43	5.28	2.47	1.93	14.41	20.11

For the purposes of the table above, “earnings” consists of pre-tax income from continuing operations (before adjustment for non-controlling interest) plus fixed charges (excluding capitalised interest) less undistributed income of joint ventures and associates. Fixed charges consist of expensed and capitalised interest (excluding accretion expense) plus interest within rental expenses (for operating leases).

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